UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

CAPALL STABLES, Inc.
(Exact name of registrant as specified in its charter)

Delaware	45-4654509
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

205 Ave. Del Mar #974 San Clemente, CA	89128
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☒

Securities Act registration statement file number to which this form relates (if applicable): Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001 per share
(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

(a) Common and Preferred Stock.

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 750,000,000 shares of capital stock, of which 700,000,000 are shares of Common Stock, par value $0.0001 per share (the " Common Stock") and 50,000,000 are shares of Preferred Stock, par value $.0001 per shares (the “Preferred Stock”).   As of December 31, 2012, 449,250,000 shares of Common Stock and 10,000,000 shares of Preferred Common Stock were issued and outstanding.
ommon Stock

The Certificate of Incorporation, as amended, authorizes the Company to issue up to 700,000,000 shares of Common Stock ($0.0001 par value).  As May 8, 2013 hereof, hereof, there are 449,250,000 shares of our Common Stock issued and outstanding, which are held by 36 shareholders of record. Of these shares, 449,250,000 are not registered and are restricted from sale pursuant to the Securities Act of 1933, as amended.  All outstanding shares of Common Stock are of the same class and have equal rights and attributes.  Holders of our Common Stock are entitled to one vote per share on matters to be voted on by shareholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds legally available therefore. Unless otherwise required by the Delaware General Corporation Law, the Common Stock and the Preferred Stock shall vote as a single class with respect to all matters submitted to a vote of shareholders of the Corporation.  Upon our liquidation or dissolution, the holders of our Common Stock  and Preferred Stock are entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our Common Stock has no cumulative or preemptive rights or other subscription rights. The payment of dividends on our Common Stock is subject to the prior payment of dividends on any outstanding preferred stock, if any.

Preferred Stock

Our Certificate of Incorporation, as amended, authorizes the Company to issue up to 50,000,000 shares of Preferred ($0.0001 par value).

Series A Preferred Stock

As of May 8, 2013, there are 10,000,000 shares of our Series A Preferred Stock issued and outstanding, which are held by 1 shareholder of record. Of these shares, 10,000,000 are not registered and are restricted from sale pursuant to the Securities Act of 1933, as amended.  All outstanding shares of Preferred Stock are of the same class and have equal rights and attributes. The Series A Preferred shares do not have the right to convert into Common shares. Holders of our Preferred Stock are entitled to five hundred (500) votes per share on matters to be voted on by shareholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors at the same rate as those declared for Common Stock holders. Unless otherwise required by the Delaware General Corporation Law, the Common Stock and the Preferred Stock shall vote as a single class with respect to all matters submitted to a vote of shareholders of the Corporation.  Upon our liquidation or dissolution, the holders of our Common Stock and Preferred Stock are entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our Preferred Stock has no cumulative or preemptive rights or other subscription rights. The payment of dividends on our Preferred Stock is subject to the prior payment of dividends on any outstanding preferred stock, if any.

Item 2.	Exhibits.

See Exhibit Index.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 9, 2013	Capall Stables, Inc.

	By:	/s/ Joseph Wade
Chief Executive Officer

EXHIBIT INDEX

Incorporated by Reference Herein
Exhibit Number	Description	Form	Date

3.1	Certificate of Incorporation	Amendment to the Registration Statement on Form S-1 (File No. 333-185664)	May 1, 2013

3.2	Bylaws.	Amendment to the Registration Statement on Form S-1 (File No. 333-185664)	May 1, 2013